

June 26, 2013

Via E-mail
David P. Michels
Chief Financial Officer
El Paso Pipeline Partners, L.P.
1001 Louisiana Street, Suite 1000
Houston, TX 77002

> **Re: El Paso Pipeline Partners, L.P.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-33825**

Dear Mr. Michels:

We have reviewed your response dated June 19, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 1 and 2. Business and Properties, page 1

Outlook for 2013, page 1

1. We have reviewed your response to comment one in our letter dated June 6, 2013 and have the following additional comments:

   - Although you state that you believe your disclosure provides readers with an adequate understanding of the drivers of your expected year-over-year growth, it remains unclear to us that this disclosure provides context for understanding the magnitude of expected growth. Please explain in more detail how you considered the guidance in Item 10(b)(3) of Regulation S-K when determining that the current disclosure provides readers with an adequate understanding of the drivers of your expected year-over-year growth and a framework for analysis of the projection. Please consider whether providing a brief summary of aggregate changes, such as the total increase in throughput or processing capacity, would contribute to investors' understanding of the expected magnitude of growth.

- Please disclose a brief explanation of how available cash is calculated and management's most significant judgments when estimating available cash, including changes in reserves. We believe it is important to highlight areas of significant judgment underlying your projection of cash distributions per share.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief